
Mail Stop 7010

January 11, 2007

Mr. David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI (Bermuda) Limited**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed December 21, 2006**
> **File No. 0-52281**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 3 and do not concur. We note that these agreements were not entered into in the ordinary course of business, they appear to be material to your business and were entered into within two years of the filing of the Form 10. Therefore in accordance with Item 601(b)(10) please file them as exhibits.

Management's Discussion and Analysis of Financial Condition and Results of Operations

First Lien Revolver and Second Lien Revolver, page 22

2.   We note your response to our prior comment 11, and reissue it in part. Please quantify supplementally your compliance with the financial ratios contained in both of your revolvers. In addition, please discuss, in an appropriate place, the Change of Management covenant in section 7.2.7 of you first lien revolver.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Future Commitments, page 22

3.   Amend your contractual obligations table to include the amounts to be paid under the agreement to provide up to $31 million carried interest in future wells, as discussed on page F-9 with regards to the Castex Acquisition, or tell us why you believe such obligations are not required to be included in this table.

Critical Accounting Policies and Estimates, page 27

4.   We have reviewed your expanded disclosure in response to comment 13 of our letter dated December 13, 2006, which identifies certain factors that could cause revision to estimates made in your financial statements. Your disclosure states these changes are difficult to predict. However, your disclosure should provide an analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect, as requested in our prior comment. Please expand your disclosure to include such analysis or tell us why you believe such disclosure is not applicable.

Directors and Executive Officers, page 37

5.   We note your response to our prior comment 17 that the Board is classified and that the members have staggered terms. We note, however, that you refer to Mr. Colvin and Mr. Dunwoody as being elected annually on page 42. Please revise.

Description of Registrant's Securities to be Registered, page 42

6.   We note your response to our prior comment 25 and reissue it in part. Please state how your preference stock could have the effect of delaying, deferring or preventing a change in control. Please refer to Item 202(a)(5) of Regulation S-K.

Financial Statements

Note 2 – Acquisitions, page F-9

7.   We note you entered into a 50/50 exploration agreement and a joint development agreement at the time of the Castex Acquisition. Please expand your disclosure to clearly describe the nature, terms and other material conditions of these agreements and their effect on your financial statements. Please also address the need to discuss these agreements in Note 10 – Commitments and Contingencies.

8.   On a related note, in connection with the Castex Acquisition, your agreed to provide up to a $31 million carried interest in future wells to be drilled. Please expand your disclosures to address more specifically the conditions under which the carried interest would be required to be funded. We note your obligation is limited to $4 million per month; however, it is currently unclear what events would trigger a payment. In your amended disclosure, please also clarify the party with whom you entered this agreement. Additionally, please address the need to expand your disclosures within Note 10 – Commitments and Contingencies.

Note 11 – Pro Forma Information, page F-15

9.   Please reconcile and tell us why the pro forma information presented in note 11 does not agree with the balances presented in the pro forma financial statement on page F-42.

Note 17 – Pro Forma Information (Unaudited), page F-38

10.   On a similar note, please reconcile and tell us why the pro forma net loss and per share information presented in note 17 does not agree with or calculate based on the balances presented in the pro forma statement presented on page F-43, when excluding the adjustments relating to the Castex Acquisition.

Pro Forma Reserve Information, page F-45

11.   Please expand your pro forma reserve disclosures to include the pro forma standardized measure, as calculated in accordance with SFAS 69, paragraph 30.

Engineering Comments

Business, page 1

Reserves, page 2

12.   In our prior comment 39, we asked for supplemental information:

        c)   Individual income forecasts for each of the two largest properties (net
        equivalent reserve basis) in the proved developed and proved undeveloped
        categories as well as the AFE for each of the two PUD entities;

        d)   Narratives and engineering exhibits (e.g. maps, performance plots,
        volumetric calculations) for each of these largest properties described in c) above.

        As we have not received this information, we reissue the above comments.

13.   Your definition of "Proved Developed Non-Producing Reserves" includes "Shut-
        in reserves are expected to be recovered from (a) completion intervals that are
        open at the time of the estimate but have not started producing, (b) wells which
        were shut-in for market conditions or pipeline connections…" Please clarify this
        disclosure to explain the reason(s) a well(s) "have not started producing" and the
        "market conditions" that prevent production.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

Productive Wells, page 25

14.   The 421 total gross wells here do not agree with the 115 wells shown in the
        proved producing sections of your two third party reserve reports. Paragraph 4B
        of SEC Industry Guide 2 asks for the disclosure of "the total gross and net
        productive wells" at year-end and states "Productive wells are producing wells
        and wells capable of production." Wells shut-in for mechanical reasons are not
        capable of production and should not be included in the productive well count.
        Please amend your document to comply with Guide 2.

Acreage, page 25

15.   Please expand your tables here to disclose material undeveloped acreage subject
        to expiration in each of the next three years per paragraph 5 of SEC Industry
        Guide 2.

Energy XXI (Bermuda) Limited Pro Forma Financial Statements (Unaudited), Page F-41

Pro Forma Income Statement, page F-43

16.   We note that the pro forma historical lease operating expenses for the period
        ending June 30, 2006 are $90 million. The two third party reserve reports project
        production costs (lease operating expenses and taxes) for the twelve months
        ending June 30, 2007 to be $30 million for your proved producing properties. We
        would expect the production costs for the coming twelve months to be similar to
        the costs incurred in the previous twelve months for the same producing
        properties; increments to these figures would be expected as new (proved
        undeveloped and proved non-producing) properties commenced production.
        Please explain this difference to us. For both your historical and projected
        production costs, provide to us a spreadsheet breakdown with figures for specific
        components, e.g. labor, fuel, facilities, workovers etc. Tell us whether you use the
        same components of production costs in your historical cost disclosures that you
        do in those specified by FAS 69 – results of operations and standardized measure.

        Please direct all engineering items to:
        U.S. Securities and Exchange Commission
        100 F Street NE
        Washington, DC 20549-7010
        Attn: Ronald M. Winfrey

Closing Comments

        Please amend your filing in response to these comments. You may wish to
provide us with marked copies of amendments to expedite our review. Please furnish a
cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Shannon Buskirk at (202) 551-3717 or, in her absence, April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey at (202) 551-3704 if you have any questions on the engineering comments. Please contact Donna Levy at (202) 551-3292, or in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mark Kelly, Esq.
        S. Buskirk
        A. Sifford
        R. Winfrey
        D. Levy